

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 15, 2016

Joe Lewis
Chief Executive Officer
Tech Central, Inc.
134 West Mission
Fallbrook, CA 92028

      Re: Tech Central, Inc.
             Registration Statement on Form S-1
             Filed July 8, 2016
             File No. 333-212438

Dear Mr. Lewis:

      Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For example, it appears your filing should include updated interim financial statements for the most recent quarterly period pursuant to Rule 8-08 of Regulation S-X. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

      If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

                              Sincerely,

                              /s/ Justin Dobbie

                              Justin Dobbie
                              Legal Branch Chief
                              Office of Transportation and Leisure